Exhibit 99.1

PRESS RELEASE	FEBRUARY 17, 2012

AEGON UK CEO Adrian Grace appointed to Management Board

AEGON announces the appointment of Adrian Grace, Chief Executive Officer of AEGON’s operations in the United Kingdom, to its Management Board. Mr. Grace’s appointment is subject to the consent of the Dutch Central Bank.

AEGON’s Management Board was formed in 2007 to oversee the company’s businesses internationally and the progress of its strategic growth objectives. Members of the Management Board are drawn from AEGON’s country and operating units and have both regional and global responsibilities, ensuring that AEGON is managed as an integrated international business. Mr. Grace, who was appointed CEO of AEGON UK in March 2011, will continue his responsibilities for the UK and Variable Annuities Europe in conjunction with his new Management Board role.

“Adrian has played the leading role in planning and carrying out the transformation program currently underway within our UK business,” said AEGON CEO Alex Wynaendts. “His appointment to the Management Board is a reflection of the continued importance our business in the UK represents within our strategic priorities and we look forward to benefitting from his extensive experience and insights as we address the broader opportunities and challenges for AEGON’s businesses.”

The Management Board currently consists of the following members:

O	Alex Wynaendts, CEO AEGON N.V.
O	Jan Nooitgedagt, CFO AEGON N.V.
O	Mark Mullin, CEO AEGON Americas
O	Marco Keim, CEO AEGON The Netherlands
O	Gábor Kepecs, CEO AEGON Central & Eastern Europe

Adrian Grace

Adrian Grace is currently CEO of AEGON’s UK business, and responsible for leading operations across all of AEGON’s UK life and pensions business, and distribution businesses and AEGON’s variable annuity business in Europe. As CEO he has been responsible for leading the major business transformation plan now underway as AEGON UK repositions its UK business for future success. A centerpiece of the program was achieving a reduction in operating costs by 25% by end 2011 — which was delivered — and refocusing the business on the two growth markets of “at retirement” solutions and workplace savings, where AEGON already has strong positions.

Adrian was previously Chief Operating Officer, a role he held from February 2010, and in this role was responsible for defining and initiating the business transformation program. Adrian joined AEGON in February 2009 as Director of Group Development.

Adrian built his career at GE Capital, where over ten years he held a variety of business development roles including periods based in the US and Far East. He also held managing director roles at Sage Group, HBoS and Barclays Insurance. These roles have given Adrian broad perspective and insight into diverse businesses. They have also given him experience of culture driven by excellence, execution against strategy and of successfully turning around an organization.

External Positions:

Adrian is a member of the Board of Scottish Financial Enterprise.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have some 40 million customers across the globe.

Contact information

Media relations:

Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations:

Willem van den Berg

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Key figures - EUR	Full year 2011	Full year 2010
Underlying earnings before tax	1.5 billion	1.8 billion
New life sales	1.8 billion	2.1 billion
Gross deposits	32 billion	33 billion
Revenue-generating investments (end of period)	424 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	changes in the performance of financial markets, including emerging markets, such as with regard to:
-	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
-	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
-	the effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that we hold;
o	changes in the performance of our investment portfolio and decline in ratings of our counterparties;
o	consequences of a potential (partial) break-up of the euro;
o	the frequency and severity of insured loss events;
o	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
o	reinsurers to whom we have ceded significant underwriting risks may fail to meet their obligations;
o	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

changes in laws and regulations, particularly those affecting our operations, ability to hire and retain key personnel, the products we sell, and the attractiveness of certain products to our consumers;

o	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o	acts of God, acts of terrorism, acts of war and pandemics;
o	changes in the policies of central banks and/or governments;
o

lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

o

lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

o	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
o	litigation or regulatory action that could require us to pay significant damages or change the way we do business;
o

as our operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows;

o	customer responsiveness to both new products and distribution channels;
o	competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for our products;
o	changes in accounting regulations and policies may affect our reported results and shareholder’s equity;
o

the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt our business; and
o	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.